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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                Hoenig Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   434 396 107
                                   -----------
                                 (CUSIP Number)

                            Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                            ------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 18, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 4 Pages)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 4 Pages

CUSIP No. 434 396 107
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Laura H. Hoenig
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
            N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF
              7    SOLE VOTING POWER
   SHARES            19,000
              ------------------------------------------------------------------
BENEFICIALLY
              8    SHARED VOTING POWER
  OWNED BY
              ------------------------------------------------------------------
    EACH
              9    SOLE DISPOSITIVE POWER
  REPORTING          19,000
              ------------------------------------------------------------------
   PERSON
              10   SHARED DISPOSITIVE POWER
    WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             19,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%.
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 4 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 to the Schedule 13D originally filed by Ronald H. Hoenig ("Mr. Hoenig"), Max H. Levine ("Mr. Levine") and Alan B. Herzog ("Mr. Herzog") with the Securities and Exchange Commission (the "SEC") on November 18, 1991, as previously amended by Amendment No. 1 filed with the SEC on December 19, 1995, Amendment No. 2 filed with the SEC on January 22, 1996, Amendment No. 3 filed with the SEC on October 18, 1996 and Amendment No. 4 filed with the SEC on February 10, 2000, relates to the undersigned's beneficial ownership of shares of the common stock, par value $0.01 per share, of Hoenig Group Inc. (the "Common Stock"). This Amendment No. 5 amends and supplements the original
Schedule 13D, as amended by Amendment Nos. 1, 2, 3 and 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following:

         On November 13, 1999, Mrs. Laura Hoenig formed the Laura H. Hoenig Family Trust (the "Family Trust") and on February 18, 2000 transferred 1,115,788 shares of Common Stock beneficially owned by her to the Family Trust without consideration. As a result of such transfer, as of the date hereof, Mrs. Hoenig beneficially owns 19,000 shares of Common Stock, which represents approximately 0.2% of the outstanding shares of Common Stock (according to the Company's Form 10-Q for the quarter ended September 30, 1999, as of November 10, 1999 there were 8,618,173 shares of Common Stock outstanding.). Such 19,000 shares do not include 100,000 shares of Common Stock beneficially owned by an adult child of Mrs. Hoenig who shares her home. Mrs. Hoenig disclaims beneficial ownership of such shares. Mrs. Hoenig ceased to be the beneficial owner of more than 5% of the Common Stock on February 18, 2000. Other than as set forth herein, Mrs. Hoenig has not made any purchases or sales of securities of the Company during the sixty days preceding the date of this Amendment No. 5 to the Schedule 13D.




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                                                               Page 4 of 4 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2000

                                       /s/      *
                                           ----------------
                                           Laura Hoenig

                                      *By:
                                           --------------------------------
                                           Kathryn Hoenig, Attorney-in-Fact